B3

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SECURITIES AI
Washing

05042623

SEC MAIL RECEIVED PROCESSING MAY 31 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 AND ENDING March 31, 2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B
(No. and Street)

NEW YORK	NEW YORK	10281-1198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES F. BETZ **(212) 667-9321**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CK 7/19 BB

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2005, are true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The Statement of Financial Condition of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

State of New York
County of New York
Sworn to before me this
26th day of May, 2005

Name: Lawrence A. Wagner
Title: Chief Financial Officer

Name: Ralph Alfonso
Title: Chief Operations Officer

Notary Public

Judith A. James
Notary Public, State of New York
No. 01JA6036611
Qualified in Rockland County
Commission Expires January 31, 20[illegible]

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (q) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (r) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 24, 2005

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2005
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 306,387
Cash and securities segregated pursuant to federal regulations		241,198
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$37,075,360	
Securities borrowed	18,080,366	
		55,155,726
Financial instruments owned ($14,422,951 were pledged to various parties)		21,232,922
Receivables:		
Brokers, dealers and clearing organizations	1,472,994	
Customers	121,270	
Interest and dividends	111,779	
		1,706,043
Securities received as collateral		31,215
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $46,838		18,111
Other assets		40,509
Total assets		$ 78,732,111

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2005
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$50,929,671	
Securities loaned	20,016,957	
Loan payable to Parent	350,000	
Bank borrowings	8,284	
		$71,304,912
Financial instruments sold, not yet purchased		2,562,372
Payables:		
Brokers, dealers and clearing organizations	2,374,891	
Customers	268,578	
Compensation and benefits	176,311	
Interest and dividends	75,435	
Other	112,774	
		3,007,989
Obligation to return securities received as collateral		31,215
Total liabilities		76,906,488
Commitments and contingent liabilities		
Subordinated borrowings		1,500,000
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	800,000	
Accumulated deficit	(474,377)	
Total stockholder's equity		325,623
Total liabilities and stockholder's equity		$78,732,111

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Statement of Financial Condition

March 31, 2005

1. Organization

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which is wholly owned by Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is registered as a broker and dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Use of Estimates

The statement of financial condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition, and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates while revenue and expense accounts are translated at average rates of exchange for the year. Gains and losses resulting from non-U.S. dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Securities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities and commodities transactions are recorded on a trade date basis. Proprietary securities and commodities transactions and the related revenues and expenses are recorded on a trade date basis.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at market or fair value, as appropriate, with unrealized gains and losses reflected in income.

Market value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments, as well as other relevant statistical measurements.

Collateralized Short-Term Financing Arrangements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired at their contractual amounts plus accrued interest. Open repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is permitted by Financial Accounting Standards Board Interpretation No. 41 ("FIN 41"), *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements.* It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase. A significant amount of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and requests or returns additional collateral when deemed appropriate.

2. Significant Accounting Policies (continued)

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral securities borrowed, such transactions are not recorded on the Statement of Financial Condition. Securities received as collateral for securities loaned are recorded at market value on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized.

In accordance with Financial Accounting Standards Board Statement No, 140 ("SFAS No. 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated lives of furniture and equipment range from three to seven years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, ranging up to ten years.

Memberships in Exchanges

Memberships in exchanges, which are included in Other assets on the Statement of Financial Condition, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

2. Significant Accounting Policies (continued)

Revenue Recognition Policies

Interest and dividend revenues are earned primarily from financial instruments owned and collateralized short-term financing agreements and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis. Interest expense is incurred primarily on short-term borrowings, financial instruments sold not yet purchased, collateralized short-term financing agreements and subordinated borrowings and is accounted for on an accrual basis.

Principal transaction revenues include realized and unrealized gains and losses from proprietary trading.

Commission revenues consist principally of fees charged to clients, primarily institutions, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Reimbursed expenses from affiliates reflect expense reimbursements from affiliates for certain expenses incurred and services rendered by the Company on their behalf and are recorded as a reduction of expenses.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board Statement No. 109 ("SFAS No. 109"), *Accounting for Income Taxes.*

3. Cash and Securities Segregated Pursuant to Federal and Other Regulations

Cash of approximately $193 million has been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash equivalents of approximately $42 million and U.S. government securities with a market value of approximately $6 million are segregated pursuant to Commodity Futures Trading Commission ("CFTC") Regulations 1.20 and 30.7, and represent funds deposited by commodity customers and funds accruing to them as a result of trades or contracts.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2005 (dollars in thousands):

	Receivables	Payables
Securities failed-to-deliver/receive	$ 793,214	$1,066,253
Trade date adjustment	–	645,112
Receivables from/payables to clearing organizations	70,154	63,515
Valuation gains/losses on TBA forwards	606,138	592,893
Other	3,488	7,118
	$ 1,472,994	$2,374,891

Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

5. Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment and cash transactions. Securities owned by customers are held as collateral for receivables.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At March 31, 2005, financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased by the Company are comprised as follows (dollars in thousands):

	Owned	Sold, not yet purchased
Equity securities	$12,643,094	$ 759,714
U.S. government and agency securities	7,101,158	1,794,835
Corporate debt and collateralized mortgage obligations	1,466,703	1,867
Options	21,967	5,956
	$21,232,922	$ 2,562,372

Financial instruments owned, pledged as collateral to creditors represent proprietary positions which have been pledged as collateral on terms which permit the counterparty to sell or repledge the financial instruments to others. At March 31, 2005, these instruments primarily consist of equities, U.S. government and agency securities.

7. Loan payable to Parent

Loan payable to Parent of $350 million represents an overnight borrowing from NHA. At March 31, 2005, the interest rate on this loan was 2.94%, which is based on NHA's adjusted cost of funds.

8. Bank Borrowings

Bank borrowings at March 31, 2005 consist of bank overdrafts of approximately $8 million.

9. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the NYSE and are included by the Company in net capital, as defined, under the SEC's Uniform Net Capital Rule ("Rule 15c3-1") (dollars in thousands):

Lender	Principal	Maturity Date	Interest Rate
NHA	$ 500,000	March 31, 2008	Variable
NHA	1,000,000	December 31, 2008	Variable
	$ 1,500,000		

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At March 31, 2005, the interest rate on these loans was 2.94%, which is based on NHA's adjusted cost of funds.

10. Financial Instruments

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Derivatives are financial instruments, which include options, futures and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts.

Unrealized gains and losses on derivative contracts used for economic hedging purposes are recognized currently in income. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board Statement No. 133 ("SFAS No. 133"), *Accounting for Derivative Instruments and Hedging Activities",* as amended, as all financial instruments are marked to market with changes in fair value recorded in income. The fair value associated with derivative contracts is recorded on a net by counterpaty basis where a legal right of offset exists.

10. Financial Instruments (continued)

Fair Value of Financial Instruments

Management estimates that the net fair value of all financial instruments recognized on the Statement of Financial Condition (including resale and repurchase agreements, securities borrowed and loaned, financial instruments owned and sold, not yet purchased, receivables and payables, short-term borrowings and subordinated liabilities) approximate their carrying value, as such financial instruments are either carried at fair value or are short-term in nature, bear interest at current market rates or are subject to repricing.

The fair value of derivative financial assets and liabilities held or issued for trading purposes included on the Statement of Financial Condition at March 31, 2005, are presented below (dollars in thousands):

	Assets	Liabilities
Purchased options	$ 21,967	$ –
Written options	–	5,956
Futures contracts	–	4,186
Credit default swaps	–	3,349
Forward contracts	606,439	593,193
	$ 628,406	$ 606,684

The fair value of options is in Financial instruments owned and sold, not yet purchased, respectively, on the Statement of Financial Condition. The fair value of futures and forward contracts is included in Receivables from and Payables to brokers, dealers and clearing organizations on the Statement of Financial Condition. As of March 31, 2005, the Company has engaged in various credit default swap transactions to hedge issuer credit risk associated with financing its convertible arbitrage trading portfolio. The fair value of these credit default swap transactions is also included in Receivables from or Payables to brokers, dealers and clearing organizations on the Statement of Financial Condition.

10. Financial Instruments (continued)

Financial Instruments With Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange traded and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis. The Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company has certain other transactions, which in accordance with industry practice, were not recorded in the Statement of Financial Condition. At March 31, 2005, the Company has commitments to enter into future resale and repurchase agreements totaling $1.6 billion and $1.9 billion, respectively. At March 31, 2005, the Company also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation on the Statement of Financial Condition at March 31, 2005, at market values of such securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2005. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

10. Financial Instruments (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of forward limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluating and limiting its credit and market risks.

11. Collateralized Financing Transactions

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2005, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was approximately $37.6 billion and $16.6 billion, respectively, substantially all of which was sold, repledged, or delivered to counterparties to cover short positions at March 31, 2005. The average effective interest rate on these transactions was approximately 2.38%.

At March 31, 2005, the Company has also pledged approximately $20.4 billion of Financial instruments owned, $14.4 billion of which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

12. Commitments, Contingent Liabilities and Guarantees

The Company provides letters of credit issued by various banks to counterparties to satisfy various collateral and margin requirements in lieu of depositing cash or securities. At March 31, 2005, letters of credit outstanding were $499 million.

The Company is committed under contracts with key employees to pay guaranteed bonuses of approximately $49 million for the fiscal year ended March 31, 2006 and approximately $35 million thereafter.

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. In view of the inherent difficulty of predicting the outcome of such actions, the Company cannot predict what the eventual loss related to such matters will be. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable, and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition.

13. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. In addition, NHA provides office space and other equipment for use by the Company. At March 31, 2005, balances with related parties are included in the accompanying Statement of Financial Condition captions (dollars in thousands):

Assets:	
Securities purchased under agreements to resell	$6,716,148
Securities borrowed	180,452
Receivable from customers	543
Receivables from brokers, dealers and clearing organizations	2,859
Interest and dividends receivable	6,478
Other assets	20,076
Liabilities:	
Securities sold under agreements to repurchase	1,928,505
Securities loaned	5,214,690
Loan payable to Parent	350,000
Payable to brokers, dealers and clearing organizations	3,469
Payable to customers	27,580
Interest and dividends payable	15,954
Other payables	44,798
Subordinated borrowings	1,500,000

14. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income taxes were paid to NHA. As such, taxes payable to NHA of approximately $4 million is included in Other payables. In addition, taxes receivable from various state jurisdictions of $52 thousand is included in Other assets on the Statement of Financial Condition as of March 31, 2005.

14. Income Taxes (continued)

The components of the Company's net deferred tax liability at March 31, 2005 are as follows (dollars in thousands):

Deferred tax asset	$ 240,861
Less valuation allowance	(240,820)
	41
Deferred tax liability	(119)
Net deferred tax liability	$ (78)

SFAS No. 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross deferred tax asset relates primarily to net operating loss carryforwards, Section 163(j) interest expense deferral, other compensation accruals and certain other accrued expenses. The gross deferred tax liability relates to the investments in REMIC and partnership positions.

A valuation allowance of $241 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in SFAS 109.

At March 31, 2005, the Company had federal net operating loss carryforwards of approximately $269 million which begin to expire in the year ending March 31, 2019. In addition, at March 31, 2005, the Company had New York State and City net operating loss carryforwards of approximately $435 million which begin to expire in the year ending March 31, 2019.

15. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

15. Employee Benefit Plans (continued)

Certain of the Company's employees participate in NHI's various incentive plans. The Company records its allocated share of NHA's allocated stock-based compensation cost from NHI as an expense with a corresponding liability to NHA.

16. Net Capital

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Rule 1.17, which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with Rule 15c3-1, CFTC Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2005, the higher net capital requirement was the SEC's Uniform Net Capital Rule. At March 31, 2005, the Company had net capital of approximately $499 million which was approximately $487 million in excess of required net capital.